Ontario Securities Commission	Commission des valeurs mobilières de l’Ontario	22nd Floor 20 Queen Street West Toronto ON M5H 3S8	22e étage 20, rue queen ouest Toronto ON M5H 3S8

RECEIPT

Alignvest Acquisition Corporation

This is the receipt of the Ontario Securities Commission for the Preliminary Long Form Prospectus of the above Issuer dated May 22, 2015 (the preliminary prospectus).

The preliminary prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Yukon and Nunavut and Northwest Territories. A receipt for the preliminary prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

May 22, 2015

Huston Loke

Huston Loke
Director, Corporate Finance

SEDAR Project # 2353716